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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 AMENDMENT NO. 14

                          TO SCHEDULE TO (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DANA CORPORATION
                       (Name of Subject Company (Issuer))

                             DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    23581110
                      (CUSIP Number of Class of Securities)

                            VERNON G. BAKER, II, ESQ.

                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084
                           TELEPHONE: (248) 435-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   COPIES TO:

                            DENNIS J. FRIEDMAN, ESQ.
                             STEVEN P. BUFFONE, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                  200 PARK AVE.
                            NEW YORK, NEW YORK 10166
                            TELEPHONE: (212) 351-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                   SCHEDULE TO

      This Amendment No. 14 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 9, 2003 (as amended or supplemented prior to the date hereof, the "Schedule TO") by ArvinMeritor, Inc., an Indiana corporation ("Parent"), and Delta Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 14 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

      Section 1 of Schedule I of the Offer to Purchase is hereby amended by deleting the information concerning Diane S. Bullock and Craig M. Stinson, who resigned their positions with Parent earlier this year.

      Section 1 of Schedule I of the Offer to Purchase is hereby further amended by inserting the following information concerning Brian P. Casey and Rakesh Sachdev, who were confirmed as officers of Parent on September 17, 2003, immediately after the information concerning Vernon G. Baker, II and Terrence E. O'Rourke, respectively:

                                    CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       MATERIAL POSITIONS HELD DURING THE
NAME              TITLE                            PAST FIVE YEARS
----              -----             --------------------------------------------
Brian P. Casey    Vice President    Vice President and Treasurer since July
                  and  Treasurer    2003; Vice President, Global Systems of Lear
                                    Corporation (automotive systems supplier)
                                    from September 2002 to July 2003; Assistant
                                    Treasurer of Lear Corporation from June 2000
                                    to September 2002; Treasury Director of
                                    Kellogg Company (packaged goods
                                    manufacturer) from June 1995 to June 2000.

Rakesh Sachdev    Vice President    Vice President and Controller since August
                  and Controller    2003; Vice President and General Manager,
                                    Worldwide Braking Systems of ArvinMeritor
                                    from December 2000 to July 2003; Vice
                                    President and General Manager, Worldwide
                                    Trailer Products of ArvinMeritor from
                                    February 1999 to December 2000. Prior to
                                    joining Arvinmeritor, Mr. Sachdev held
                                    senior management positions with Cummins
                                    Inc. (diesel engines and related
                                    components), most recently as Chief
                                    Financial Officer of Cummins' Automotive
                                    Business Unit.

     Section 1 of Schedule I of the Offer to Purchase is hereby further amended by deleting the information concerning William R. Newlin and Juan L. De La Riva in their entirety and replacing them, respectively, with the following:

                                     CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                        MATERIAL POSITIONS HELD DURING THE
NAME                 TITLE                          PAST FIVE YEARS
----                 -----           -------------------------------------------
William R. Newlin    Director        Executive Vice President and Chief
                                     Administrative Officer, Dick's Sporting
                                     Goods, Inc. (sporting goods). Mr. Newlin
                                     has been a director since July 2003. He has
                                     been the Executive Vice President and Chief
                                     Administrative Officer of Dick's Sporting
                                     Goods, Inc. since September 2003 and the
                                     Managing General Partner of CEO Venture
                                     Fund since 1985. He also served as the
                                     Chairman and CEO of Buchanan Ingersoll
                                     Professional Corporation from 1980 to
                                     September 2003. Mr. Newlin is the Lead
                                     Director of Kennametal Inc. and a director
                                     of Black Box Corporation.

Juan L. De La Riva   Senior Vice     Senior Vice President and President, Light
                     President and   Vehicle Systems since August 2003; Senior
                     President,      Vice President, Corporate Development &
                     Light Vehicle   Strategy, Engineering and Procurement of
                     Systems         ArvinMeritor from October 2001 to August
                                     2003; Senior Vice President, Corporate
                                     Development and Strategy of ArvinMeritor
                                     from July 2000 to October 2001; Senior Vice
                                     President, Business Development of Meritor
                                     from February 2000 to July 2000; Senior
                                     Vice President, Business Development and
                                     Communications of Meritor from February
                                     1999 to February 2000; Vice President,
                                     Business Development and Communications of
                                     Meritor from September 1998 to February
                                     1999; Managing Director -- Wheels, Light
                                     Vehicle Systems of Meritor from September
                                     1997 to September 1998.

ITEM 4. TERMS OF THE TRANSACTION

     On October 2, 2003, the Purchaser extended the Expiration Date of the Offer until 5:00 p.m., Eastern Standard Time, on Thursday, October 30, 2003, unless further extended. The full text of a press release issued by Parent on October 2, 2003 announcing the extension of the Expiration Date of the Offer is filed as Exhibit (a)(5)(N) hereto.

ITEM 12. EXHIBITS

(a)(1)(A)   Offer to Purchase, dated July 9, 2003.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor's intention to commence the Offer.*

(a)(1)(H) Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*

ITEM 12. EXHIBITS

(a)(1)(I)   Summary Advertisement published July 9, 2003.*

(a)(1)(J) Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(K) Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(L) First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(M) First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(N) Reply to Dana Counterclaims filed by ArvinMeritor, Inc. on September 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(5)(A) Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.*

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*

(a)(5)(F) Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation's Committee of Independent Directors.*

(a)(5)(G) Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.*

(a)(5)(H) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio.*

(a)(5)(I) Press release issued by ArvinMeritor, Inc. dated August 18, 2003, responding to Dana Corporation's complaint.*

(a)(5)(J) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, announcing its filing for HSR approval.*

(a)(5)(K) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, responding to Dana Corporation's answers and counterclaims to ArvinMeritor's complaints.*

(a)(5)(L) Press release issued by ArvinMeritor, Inc. dated August 28, 2003, announcing the extension of the Expiration Date of the Offer.*

(a)(5)(M) Press release issued by ArvinMeritor, Inc. dated September 8, 2003, announcing receipt of second request from the FTC.*

(a)(5)(N) Press release issued by ArvinMeritor, Inc. dated October 2, 2003, announcing the extension of the Expiration Date of the Offer.


(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.
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* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2003


                                   DELTA ACQUISITION CORP.

                                   By:      /s/ LARRY D. YOST
                                   ---------------------------------------------
                                   Name:  Larry D. Yost
                                   Title: Chairman of the Board and
                                          Chief Executive Officer

                                   ARVINMERITOR, INC.

                                   By:    /s/ LARRY D. YOST
                                   ---------------------------------------------
                                   Name:  Larry D. Yost
                                   Title: Chairman of the Board and Chief
                                          Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(1)(A)   Offer to Purchase, dated July 9, 2003.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor's intention to commence the Offer.*

(a)(1)(H) Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*

(a)(1)(I)   Summary Advertisement published July 9, 2003.*

(a)(1)(J) Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(K) Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(L) First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(M) First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(N) Reply to Dana Counterclaims filed by ArvinMeritor, Inc. on September 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(5)(A) Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.*

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*

(a)(5)(F) Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation's Committee of Independent Directors.*

(a)(5)(G) Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.*

(a)(5)(H) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio.*

                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------

(a)(5)(I) Press release issued by ArvinMeritor, Inc. dated August 18, 2003, responding to Dana Corporation's complaint.*

(a)(5)(J) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, announcing its filing for HSR approval.*

(a)(5)(K) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, responding to Dana Corporation's answers and counterclaims to ArvinMeritor's complaints.*

(a)(5)(L) Press release issued by ArvinMeritor, Inc. dated August 28, 2003, announcing the extension of the Expiration Date of the Offer.*

(a)(5)(M) Press release issued by ArvinMeritor, Inc. dated September 8, 2003, announcing receipt of second request from the FTC.*

(a)(5)(N) Press release issued by ArvinMeritor, Inc. dated October 2, 2003, announcing the extension of the Expiration Date of the Offer.

(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.
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* Previously filed